SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

CPI Aerostructures, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

125919 308
(CUSIP Number)

Eric Rosenfeld c/o Crescendo Partners II, L.P. Series L 777 Third Avenue, 37th Floor New York, New York 10017 Telephone: (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919 308	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,160,882
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,160,882
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 125919 308	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crescendo Partners II, L.P. Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 883,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 125919 308	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crescendo Investments II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 883,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 125919 308	SCHEDULE 13D	Page 5 of 9 Pages

This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”), filed by Crescendo Partners II, L.P. Series L (“Crescendo Partners II”), Crescendo Investments II, LLC (“Crescendo Investments II”) and Eric Rosenfeld (“Rosenfeld” and, together with Crescendo Partners II and Crescendo Investments II, collectively referred to as the “Reporting Persons”) with respect to ownership of shares of the common stock, par value $0.001 (the “Common Stock”) of CPI Aerostructures, Inc., a New York corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 8,057,719 shares of Common Stock, which includes 7,007,719 outstanding as of the Issuer’s Quarterly Report on Form 10-Q filed May 9, 2012 and 1,050,000 shares of Common Stock issued in connection with the Issuer’s public offering of securities reported in a Final Prospectus Supplement filed June 8, 2012 and consummated on June 13, 2012 as reported on the Issuer’s Current Report on Form 8-K.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 91 Heartland Boulevard, Edgewood, New York 11717.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

Crescendo Partners II’s business address is 777 Third Avenue, 37th Floor, New York, New York 10017. Crescendo Partners II is a limited partnership organized and existing under the laws of Delaware. The principal business of Crescendo Partners II is making investments.

Crescendo Investments II’s business address is 777 Third Avenue, 37th Floor, New York, New York 10017. Crescendo Investments II is a limited liability company organized and existing under the laws of Delaware. The principal business of Crescendo Investments II is to act as the sole general partner of Crescendo Partners II. Rosenfeld is the Senior Managing Member of Crescendo Investments II.

Rosenfeld’s business address is c/o Crescendo Partners II, L.P. Series L, 777 Third Avenue, 37th Floor, New York, New York 10017. Rosenfeld is a citizen of the United States. Rosenfeld is the President and Chief Executive Officer of Crescendo Partners L.P. The principal business of Crescendo Partners L.P. is making investments. Rosenfeld also serves as the Non-Executive Chairman of the Board of Directors of the Issuer, is a member of the Issuer’s Compensation and Nominating and Corporate Governance Committees and is Chairman of the Issuer’s Strategic Planning Committee.

CUSIP No. 125919 308	SCHEDULE 13D	Page 6 of 9 Pages

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

For Rosenfeld’s services as a director and the Non-Executive Chairman of the Board of Directors of the Issuer and as part of his annual director compensation, the Issuer granted Rosenfeld options to purchase Common Stock from time to time (“Company Options”). The Company Options, when granted, became immediately exercisable and expire five years from the date of grant. Of the Company Options that have not expired or been exercised, Rosenfeld has options to purchase an aggregate of 156,548 shares of Common Stock, with an average exercise price of $9.44 per share (low $5.50, high $15.27).

Of the Company Options, Rosenfeld has exercised options to purchase an aggregate of 75,000 shares of the Issuer’s Common Stock for a total purchase price of $613,350. Rosenfeld used his personal funds to pay the aggregate purchase price for the shares acquired by exercise of options.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

The Reporting Persons made the acquisitions reported on in this Schedule 13D in the ordinary course of their business activities. Each of the Reporting Persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

Other than pursuant to the rights described above, and except that Rosenfeld may acquire additional shares by exercising the Company Options described above and that Rosenfeld will be granted options to purchase additional shares of the Issuer’s Common Stock under the Issuer’s current non-employee director compensation plan if he continues to serve as a director, none of the Reporting Persons has any agreements to acquire any additional shares of Common Stock at this time.

CUSIP No. 125919 308	SCHEDULE 13D	Page 7 of 9 Pages

As a director and Non-Executive Chairman of the Issuer’s Board of Directors, Rosenfeld is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Except as discussed above, none of the Reporting Persons have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Crescendo Partners II is the beneficial owner of 883,334 Common Stock of the Issuer. Crescendo Partners II has sole voting and dispositive power over these shares. Crescendo Partners II beneficially owns 11.0% of the Issuer’s Common Stock.

Crescendo Investments II is the beneficial owner of 883,334 shares of Common Stock of the Issuer. Crescendo Investments II, in its capacity of being the sole general partner of Crescendo Partners II, controls Crescendo Partners II. Accordingly, Crescendo Investments II is the beneficial owner of the shares held by Crescendo Partners II. Crescendo Investments II has sole voting and dispositive power over the shares held by Crescendo Partners II. Crescendo Investments II beneficially owns 11.0% of the Issuer’s Common Stock.

Rosenfeld is the beneficial owner of 1,160,882 shares of Common Stock of the Issuer. This amount represents (i) 883,334 shares of Common Stock held by Crescendo Partners II, (ii) 46,000 shares of Common Stock held jointly by Rosenfeld and his spouse, (iii) 75,000 shares of Common Stock held by Rosenfeld and (iv) 156,548 shares of Common Stock issuable upon immediately exercisable options held by Rosenfeld. Rosenfeld, being the Senior Managing Member of Crescendo Investments II, exercises control over Crescendo Partners II and Crescendo Investments II. As a result of Rosenfeld’s control of Crescendo Partners II and Crescendo Investments II, Rosenfeld has sole voting and dispositive power over the shares held by Crescendo Partners II. Accordingly, Rosenfeld is deemed to be the beneficial owner of the shares held by Crescendo Partners II. However, Rosenfeld disclaims ownership of the Common Stock held by Crescendo Partners II and Crescendo Investments II, except to the extent of his pecuniary interest therein. Additionally, Rosenfeld has sole voting and dispositive power over the shares held jointly with his spouse. Rosenfeld beneficially owns 14.1% of the Issuer’s Common Stock.

CUSIP No. 125919 308	SCHEDULE 13D	Page 8 of 9 Pages

In the last 60 days, the Reporting Persons have not effected any transactions of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

With respect to 83,334 shares of Common Stock of the Issuer acquired by Crescendo Partners II from Chemical Investments, Inc., Crescendo Partners II was assigned piggy-back registration rights, pursuant to two Registration Rights Agreements dated February 26, 2002 and one dated October 9, 1997.

The Company Options described in Item 3 are subject to the terms of stock option agreements between Rosenfeld and the Issuer, a form of which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

1.	Stipulation to Jointly File (a)

2.	Form of Stock Option Agreement.

3.	Registration Rights Agreement, dated February 26, 2002, between Issuer and Chemical Investments, Inc. as assigned to Crescendo Partners II, relating 20,000 shares of common stock. (b)

4.	Registration Rights Agreement, dated February 26, 2002, between Issuer and Chemical Investments, Inc. as assigned to Crescendo Partners II, relating 30,000 shares of common stock. (b)

5.	Registration Rights Agreement, dated October 9, 1997, between Issuer and Chemical Investments, Inc. (formerly known as Chase Equity Securities), as assigned to Crescendo Partners II, relating 33,334 shares of common stock. (b)

(a) Previously filed as an exhibit to the Schedule 13D.

(b) Filed as an exhibit to the Issuer’s Registration Statement on Form SB-2 (No. 333-101902) declared effective on February 12, 2003 and incorporated herein by reference.

CUSIP No. 125919 308	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012

/s/ Eric Rosenfeld
Eric Rosenfeld

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS II, L.P. SERIES L

By:	Crescendo Investments II, LLC, as General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member